June 14, 2007

Securities and Exchange Commission
Division of Corporate Division
100 F Street, NE
Washington, D.C. 20549

ATTN: Carlton Tartar

RE: Highriver Acquisition Corp.
    Form 10-KSB for Fiscal Year Ended December 31, 2005
    Dated March 3, 2006
    File No.: 000-50942

Dear Mr. Tartar,

This letter is in response to your letter of June 5, 2006 regarding the above referenced matter. For your convenience, the numbered responses below correspond to the numbers in your letter. We have not furnished a marked copy of the amended 10-KSB as the document has effectively been rewritten in response to general comment 1. below.

Form 10-KSB for the fiscal year ended December 31, 2005

General

     1. The amended Form 10-KSB filed herewith provides the information required by the current version of the Form 10-KSB

     2. The Form 10-QSB for the quarter ended March 31, 2006 as well as the Form 10-QSB's for the quarters ended June 30, 2006 and September 30, 2006 and the Form 10-KSB for the year ended December 31, 2006 and the Form 10-QSB for the quarter ended March 31, 2006 will be filed as promptly as possibly.
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Securities and Exchange Commission
Page 2
June 14, 2007


Item 7.  Financial Statements

     3.   Audited Financial Statements have been provided as required.

Item 11.  Security Ownership of Certain Beneficial Owners and Management

The disclosure has been revised to reflect the correct share ownership.

We hereby acknowledge that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Highriver Acquisition Corp.


by: /s/ Brian Kawamura
   ------------------------------
   Brian Kawamura, President